Exhibit k.5

MCC Advisors LLC

375 Park Avenue, 33rd Floor
New York, NY 10152

February 8, 2016

Brook Taube

Chief Executive Officer

Medley Capital Corporation

375 Park Avenue, 33rd Floor
New York, NY 10152

Re:	Waiver of Base Management Fee and Incentive Fee on Net Investment Income

Dear Mr. Taube:

Reference is hereby made to the Amended and Restated Investment Advisory Agreement (the “Advisory Agreement”), dated January 19, 2014, by and between Medley Capital Corporation (the “Corporation”) and MCC Advisors LLC (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Advisory Agreement.

Beginning January 1, 2016 (the “Effective Date”), we hereby agree at all times to calculate the Base Management Fee as indicated below (defined below as the “Reduced Base Management Fee”) and the Incentive Fee on Net Investment Income as indicated below (defined below as the “Reduced Incentive Fee on Net Investment Income”), and to waive such portion of the Base Management Fee that is in excess of the Reduced Base Management Fee and such portion of the Reduced Incentive Fee on Net Investment Income that is in excess of the Incentive Fee on Net Investment Income as set forth in the Advisory Agreement, that the Adviser would otherwise be entitled to receive under the Advisory Agreement prior to the Effective Date.

As of the Effective Date, the Reduced Base Management Fee and the Reduced Incentive Fee on Net Investment Income shall be calculated quarterly as set forth below.

The Base Management Fee

Pursuant to the Advisory Agreement, the Adviser, for its services to the Corporation, has been entitled to receive Base Management Fee from the Corporation determined in accordance with U.S. generally accepted accounting principles. The Base Management Fee will be calculated at an annual rate of 1.75% of the Corporation’s gross assets and payable quarterly in arrears. For purposes of calculating the Base Management Fee, the term “gross assets” includes any assets acquired with the proceeds of leverage.

The Base Management Fee has been calculated based on the average value of the Corporation’s gross assets at the end of the two most recently completed calendar quarters. Base Management Fees for any partial quarter will be appropriately pro-rated.

As of the Effective Date, the Base Management Fee will be calculated at an annual rate of 1.75% of up to $1 billion of the Corporation’s gross assets and 1.50% of any amounts over $1 billion of the Corporation’s gross assets, and payable quarterly in arrears (the “Reduced Base Management Fee”). The Reduced Base Management Fee will be calculated based on the average value of the Corporation’s gross assets at the end of the two most recently completed calendar quarters. The Reduced Base Management Fees for any partial quarter will be appropriately pro-rated.

Incentive Fee on Net Investment Income

As of the Effective Date, the Incentive Fee based on Net Investment Income will be determined and paid quarterly in arrears at the end of each calendar quarter by reference to our aggregate Net Investment Income, as adjusted as described below (the “Reduced Incentive Fee on Net Investment Income”), from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since January 1, 2016). We refer to such period as the “Trailing Twelve Quarters.” The hurdle amount for the Reduced Incentive Fee on Net Investment Income is determined on a quarterly basis, and is equal to 1.5% multiplied by the Corporation’s net assets at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments to the Corporation’s net assets, as determined as of the beginning of each applicable calendar quarter, in order to account for any capital raising or other capital actions as a result of any issuances by the Corporation of its common stock (including issuances pursuant to our dividend reinvestment plan), any repurchase by the Corporation of its own common stock, and any dividends paid by the Corporation, each as may have occurred during the relevant quarter. Any Reduced Incentive Fee on Net Investment Income will be paid to the Adviser on a quarterly basis, and will be based on the amount by which (A) aggregate net investment income (“Ordinary Income”) in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the "Excess Income Amount." For the avoidance of doubt, Ordinary Income is net of all fees and expenses, including the Reduced Base Management Fee but excluding any Incentive Fee on “Pre-Incentive Fee net investment income” or on the Corporation’s capital gains.

Quarterly Incentive Fee Based on Net Investment Income

The Reduced Incentive Fee on Net Investment Income for each quarter is determined as follows:

•	No Incentive Fee based on Net Investment Income is payable to the Adviser for any calendar quarter for which there is no Excess Income Amount.

•	100% of the Ordinary Income, if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 1.8182% multiplied by the Corporation’s net assets at the beginning of each applicable calendar quarter, as adjusted as noted above, comprising the relevant Trailing Twelve Quarters is included in the calculation of the Reduced Incentive Fee on Net Investment Income; and

•	17.5% of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Reduced Incentive Fee on Net Investment Income.

The amount of the Reduced Incentive Fee on Net Investment Income that will be paid to the Adviser for a particular quarter will equal the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but not in excess of the Incentive Fee Cap (as described below).

The Reduced Incentive Fee on Net Investment Income that is paid to the Adviser for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 17.5% of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on Net Investment Income that was paid in respect of the first eleven calendar quarters (or a portion thereof) included in the relevant Trailing Twelve Quarters.

“Cumulative Net Return” means (X) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (Y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters. If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Corporation will pay no Incentive Fee based on Net Investment Income to the Adviser for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is a positive value but is less than the Reduced Incentive Fee based on Net Investment Income that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Corporation will pay a Reduced Incentive Fee on Net Investment Income to the Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Reduced Incentive Fee on Net Investment Income that is payable to the Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Corporation will pay a Reduced Incentive Fee on Net Investment Income to the Adviser, calculated as described above, for such quarter without regard to the Incentive Fee Cap.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, and dilution to the Corporation’s net assets due to capital raising or capital actions, in such period and (ii) aggregate capital gains, whether realized or unrealized and accretion to the Corporation’s net assets due to capital raising or capital action, in such period.

Dilution to the Corporation’s net assets due to capital raising is calculated, in the case of issuances of common stock, as the amount by which the net asset value per share was adjusted over the transaction price per share, multiplied by the number of shares issued. Accretion to the Corporation’s net assets due to capital raising is calculated, in the case of issuances of common stock (including issuances pursuant to our dividend reinvestment plan), as the excess of the transaction price per share over the amount by which the net asset value per share was adjusted, multiplied by the number of shares issued. Accretion to the Corporation’s net assets due to other capital action is calculated, in the case of repurchases by the Corporation of its own common stock, as the excess of the amount by which the net asset value per share was adjusted over the transaction price per share multiplied by the number of shares repurchased by the Corporation.

For the avoidance of doubt, the purpose of this waiver agreement is, beginning as of January 1, 2016, to permanently reduce aggregate fees payable to the Adviser by the Company. Beginning January 1, 2016, in order to ensure that the Company will pay the Adviser aggregate fees on a cumulative basis under the new fee structure that are less than the aggregate fees otherwise due under the Advisory Agreement, the Adviser will, at the end of each quarter, calculate aggregate Base Management Fees and Incentive Fees based on Net Investment Income under both the new fee structure and the fee structure under the Advisory Agreement, and if, at any time after January 1, 2016, the aggregate fees on a cumulative basis under the new fee structure would be greater than the aggregate fees on a cumulative basis under the fee structure under the Advisory Agreement, the Adviser shall only be entitled to the lesser of those two amounts.

[Signature page to follow]

Sincerely yours,

MCC Advisors LLC

By:
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer